Exhibit 97.1

MARKETAXESS HOLDINGS INC. ERRONEOUSLY AWARDED COMPENSATION RECOVERY POLICY

Section 1. Introduction. The board of directors (the “Board”) of MarketAxess Holdings Inc. (the “Company”) has adopted this policy (the “Policy”) to provide for the recovery by the Company, in the event of a Recovery Trigger (as defined below), of certain incentive-based compensation received by certain current and former executive officers, as further specified in this Policy.

This Policy is intended to comply with the requirements of Listing Rule 5608 of the Nasdaq Stock Market LLC (“Nasdaq”).

This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recovery provision in the Company’s other recovery policies, including the MarketAxess Holdings Inc. Incentive-Based Compensation Recovery Policy, the MarketAxess U.K. Group Malus and Clawback Policy and the MarketAxess NL B.V. Malus and Clawback Policy, and any of the Company’s compensation plans, programs and policies (including awards thereunder), and any other rights or remedies available to the Company. Nothing in this Policy will limit in any respect the Company’s right to take or not to take any action with respect to any Covered Individual’s employment. Any existing recovery provisions currently applicable to Covered Individuals (as defined below) shall continue to apply in accordance with their terms and conditions. In the event that a recovery is initiated under this Policy, amounts of Incentive-Based Compensation (as defined below) previously recovered by the Company from a Covered Individual pursuant to the Company’s other policies, plans, programs, awards and individual employment or other agreements shall be considered so that recovery is not duplicative, provided that in the event of a conflict between any applicable recovery provisions, including this Policy, the right to recovery shall be interpreted in accordance with the provision that results in the greatest recovery from the Covered Individual.

Section 2. Administration. The Board will administer and interpret this Policy and make all determinations for the administration of this Policy. Any determinations made by the Board will be final, binding and conclusive on all affected individuals. For the avoidance of doubt, any director who is a Covered Individual under this Policy may not participate in discussions related to, or vote on, any potential recovery of their Incentive-Based Compensation (as defined below) under this Policy.

Section 3. Statement of Policy. Following the occurrence of a Recovery Trigger, the Company will recover reasonably promptly the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s), except as provided in this Policy.

Section 4. Covered Individuals Subject to this Policy. The Policy is applicable to any current or former “executive officer” of the Company as defined in Nasdaq Rule 5608, who has “received” (see Section 7 below) the subject Incentive-Based Compensation after beginning service as an “executive officer” and who served as an “executive officer” at any time during the performance period (for that Incentive-Based Compensation) covered by the Recovery Period (as defined below) (together, “Covered Individuals”).

Section 5. Recovery Trigger for Accounting Restatements. A “Recovery Trigger” will have occurred upon the earlier to occur of: (i) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement (as defined below), or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

For the purposes of this Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission (the “SEC”).

Section 6. Recovery Period. The Policy will apply to Incentive-Based Compensation “received” (see Section 7 below) during the three completed fiscal years immediately preceding the date on which a Recovery Trigger occurs (the “Recovery Period”). In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Section 7. Compensation “Received”. Incentive-Based Compensation is deemed to have been “received” by a Covered Individual in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the applicable award occurs after the end of that period. Notwithstanding anything to the contrary contained herein, the only compensation subject to this Policy is Incentive-Based Compensation “received” by Covered Individuals on or after the Effective Date (as defined below) of this Policy and while the Company had a class of securities listed on a national securities exchange or a national securities association.

Section 8. Incentive-Based Compensation Subject to Recovery. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) will be subject to this Policy. A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

Section 9. Recovery of Erroneously Awarded Compensation. In the event of a Recovery Trigger, the Company will seek to recover from any applicable Covered Individual the amount of Incentive-Based Compensation “received” that exceeds the amount that otherwise would have been “received” by such Covered Individual had it been determined based on the restated amounts, computed without regard to any taxes paid (such excess amount, the “Erroneously Awarded Compensation”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was “received” and (B) the Company will maintain documentation of that reasonable estimate and, if required by Nasdaq, provide such documentation to Nasdaq.

Section 10. Limited Exceptions to Recovery. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions of paragraphs (b)(1)(iv)(A), (B) or (C) of Nasdaq Rule 5608, are met and the Compensation and Talent Committee of the Board, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

Section 11. Method of Recovery. The Board will determine in its sole discretion how the Company will effect any reimbursement or recovery pursuant to this Policy, including, but not limited to, the following (subject to applicable law): (1) seeking repayment from the Covered Individual; (2) reducing the amount that would otherwise be payable to the Covered Individual under any compensatory plan, program, policy, agreement or arrangement maintained by the Company or any of its affiliates; (3) canceling any outstanding vested or unvested award (whether cash- or equity-based) previously granted to the Covered Individual; or (4) any combination of the foregoing.

Section 12. No Fault. Incentive-Based Compensation is subject to recovery under this Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.

Section 13. Acknowledgement. Covered Individuals must sign the acknowledgment in the form of Annex A as soon as practicable after the later of (i) the Effective Date of this Policy, or (ii) the date on which the individual is appointed to a position as a Covered Individual.

Section 14. Amendment of Policy. The Board may amend this Policy at any time, and from time to time, in its discretion.

Section 15. Disclosure. The Company will file this Policy as an exhibit to its Form 10-K with the SEC and will comply with the disclosure requirements of Item 402(w) of Regulation S-K, SEC Rule 10D-1 and Nasdaq Rule 5608, as applicable.

Section 16. Indemnification. The Company is prohibited from indemnifying any Covered Individual against the loss of Erroneously Awarded Compensation.

Section 17. Effective Date. This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to compensation that is awarded or granted to Covered Individuals on or after that date (and shall not apply to compensation that is granted or awarded before that date).

Section 18. Successors. This Policy shall be binding and enforceable against all Covered Individuals and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.

Section 19. Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Nasdaq Rule 5608, and any related rules or regulations promulgated by the SEC or Nasdaq including any additional or new requirements that become effective after the Effective Date.

Adopted by the Board of Directors on July 12, 2023.

ANNEX A

ACKNOWLEDGMENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the MarketAxess Holdings Inc. Erroneously Awarded Compensation Recovery Policy (as may be amended from time to time, the “Policy”) and agree to be bound by and subject to its terms and conditions for so long as I am a “Covered Individual” under the Policy. I further acknowledge, understand and agree that, as a Covered Individual, the Policy could affect the compensation I received or may be entitled to receive from MarketAxess Holdings Inc. or its subsidiaries under various agreements, plans and arrangements with MarketAxess Holdings Inc. or its subsidiaries. To the extent permitted by law, I hereby authorize MarketAxess Holdings Inc. to deduct from my wages and other forms of compensation (including, but not limited to, bonus, incentive and equity compensation) any reimbursement or recovery pursuant to this Policy.

Signed: ______________________

Print Name: ______________________

Date: ______________________